# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NOMAD Power Solutions, Inc., CIK 0001335105
CUSIP: 539319301
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 433 Plaza Real, Suite 275, Boca Raton, Florida (FL), 33432
Date of event which requires filing of this statement: 09/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002093582

## Reporting persons
- North York Ltd: type of reporting person: other (OO); citizenship or place of organization: Turks And Caicos Islands (W7); sole voting power 0; shared voting power 1,838,273; sole dispositive power 0; shared dispositive power 1,838,273; aggregate amount beneficially owned 1,838,273 (9.8% of the class)
  Comment: This Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by North York Ltd over which Ashwood Leon Forbes exercises dispositive power.
- Ashwood Leon Forbes: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,838,273; sole dispositive power 0; shared dispositive power 1,838,273; aggregate amount beneficially owned 1,838,273 (9.8% of the class)
  Comment: This Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by North York Ltd over which Ashwood Leon Forbes exercises dispositive power.

## Item 1. Issuer
Name of issuer: NOMAD Power Solutions, Inc.
Address of issuer's principal executive offices: 433 Plaza Real, Suite 275, Boca Raton FL 33432

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by North York Ltd ("North York"), a company established under the laws of the Turks and Caicos Islands, and Ashwood Leon Forbes, a United Kingdom citizen (collectively with North York, the "Reporting Persons" and each, a "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of North York is 007 Emily House, 1105 Leeward Highway, Providenciales P.O. Box 666, Turks and Caicos Islands, TKCA1ZZ. The principal place of business of Mr. Forbes is 38 Horseshoe Land Apt# F, Providenciales, Turks and Caicos Islands TKCA1ZZ.
Citizenship: See 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,838,273.00
Percent of class: 9.8%
Sole power to vote or to direct the vote: 1,838,273.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 622756
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- North York Ltd: /s/ Ashwood Leon Forbes, Ashwood Leon Forbes, Director (10/28/2026)
- Ashwood Leon Forbes: /s/ Ashwood Leon Forbes, Ashwood Leon Forbes (10/28/2026)